SpaceoutVR, Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended Decmeber 31, 2016		For the Period May 20, 2015 (inception) to December 31, 2015
Cash flows from operating activities:			
Net income (loss)	$ 106,875		$ (60,838)
Adjustments to reconcile net loss to net cash provided by operations:			
Depreciation	30,911		-
Changes in operating assets and liabilities			
Accounts receivable	(1,762)		-
Inventory	(19,022)		-
Prepaid rent	(121,175)		-
Other current assets	(7,560)		-
Accounts payable	68,681		1,425
Payroll liabilities	12,862		2,560
Net cash provided by (used in) operating activities	69,810		(56,853)
Cash flows from investing activities:			
Equipment and furniture purchases	(30,911)		-
Net cash used in investing activities	(30,911)		-
Cash flows from financing activities:			
Capital stock	800		100
Deferred rent financing	121,175		-
Proceeds from borrowings	55,000		109,942
Net cash provided by financing activities	176,975		110,042
Net cash increase (decrease) for period	215,874		53,189
Cash at beginning of period	53,189		-
Cash at end of period	$ 269,063		$ 53,189